UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The wholly owned subsidiary of YY Group Holding Limited (the “Company”), Hong Ye Group Private Limited (the “Hong Ye”), a corporation organized and existing under the laws of Singapore, entered into loan agreements with related parties of the Company (collectively, the “Related Party Loan Agreements”), as follows:

(i)	On September 10, 2024, Hong Ye entered into a loan agreement with Mr. Fu Xiaowei, the Executive Director, Chairman, Chief Executive Officer and shareholder of the Company. Under this agreement, Mr. Fu Xiaowei will lend Hong Ye S$450,000 (approximately US$345,000) at an interest rate of 8% per annum, repayable on or before December 9, 2024; and

(ii)	On September 13, 2024, Hong Ye entered into a loan agreement with Mr. Tan Soo Seng, a shareholder of the Company. Under this agreement, Mr. Tan Soo Seng will lend Hong Ye S$650,000 (approximately US$500,000) at an interest rate of 8% per annum, repayable on or before December 12, 2024.

The proceeds from these loans will be used for purchases of shares in the Company.

The Company’s Audit Committee and Board of Directors have reviewed the Related Party Loan Agreements and have determined that they are entered into on terms that are fair, reasonable, and in the best interests of the Company. The Company’s Audit Committee and Board of Directors subsequently approved the Related Party Loan Agreements.

The Related Party Loan Agreements are filed as Exhibits 10.1 and 10.2 respectively, to this report on Form 6-K and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Loan agreement between Hong Ye and Mr. Fu Xiaowei
10.2	Loan agreement between Hong Ye and Mr. Tan Soo Seng

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: September 16, 2024	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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